The Scott Law Firm
                             5121 Sarazen Drive
                            Hollywood, FL  33021

                               (954) 964-1546
                          facsimile (954) 964-1548

                                                June 23, 1998

Knute J. Salhus, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Atlas Futures Fund, Limited Partnership (the "Issuer")
     SEC Registration # 333-53111

Dear Mr. Salhus,

After having been brought to our attention that the Form S-1 Registration Statement (the "Statement") inadvertantly failed to include a delaying amendment, said Form S-1 is hereby withdrawn pursuant to this request on EDGAR Form RW to be reinstated at a later date.

The Issuer did not intend to declare the Statement effective before approval of the SEC. No offers or sales were made in regard to the above filing, nor will they be made without appropriate SEC registration.

Please contact the undersigned at the above number with any questions or comments.


                                                Very truly yours,


                                                s/ William Sumner Scott
                                                William Sumner Scott

cc:  Rob Plesnarski, Esq.
     SEC Examiner